Exhibit 2

FOR IMMEDIATE RELEASE	16 November 2015

WPP PLC (“WPP”)

Maxus agrees to acquire Helder Marketing & Communicatie B.V. in the Netherlands

WPP announces that Maxus, the media investment management agency that is part of GroupM, WPP’s global media investment management division, has agreed to acquire Helder Marketing & Communicatie B.V., a media buying agency based in Amsterdam, the Netherlands.

Founded in 2006, Helder is a value-added media agency with a focus on direct response and ROI evaluation services. Helder specialises in DRTV but also offers marketing consultancy, creative services and print management services to its clients in the Benelux. Helder’s revenues for the year ended 31 December 2014 were approximately €1.13 million with gross assets of approximately €1.14 million as at the same date.

From 1 January 2016 Maxus will legally merge with Helder to create Maxus + Helder. Current clients will continue to work with their familiar teams but will benefit from a broader base and a substantial expansion of in-house knowledge and services.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors and strengthening its digital capabilities. WPP’s digital revenues were US$6.9 billion in 2014, representing 36% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

Collectively, WPP’s media investment management businesses, which include GroupM, generate worldwide revenues of over US$5 billion (including associates). WPP companies (including associates) in the Netherlands generate revenues of around US$300 million and employ 1,300 people.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Chris Wade, WPP